September 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Xalles Holdings Inc. Withdrawal of Form 1-A Filed March 24, 2020 File No. 024-11182

Ladies and Gentlemen:

On behalf of Xalles Holdings Inc., a Nevada Corporation (the “Company”), we hereby request that the offering on Form 1-A (File No. 024-11182) as filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2020 be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment(s) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to William Eilers of Eilers Law Group, P.A., via email at wreilers@eilerslawgroup.com.

The Company plans to complete some audits to return to Fully SEC Reporting status and then subsequently file a new Form 1-A for a Tier II offering.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact Eilers Law Group, P.A. at (786) 273-9152.

Sincerely,

/s/ Thomas W. Nash
Thomas W. Nash, CEO